Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215288
PROSPECTUS SUPPLEMENT NO. 13
(to Prospectus dated March 21, 2018)
Vistra Energy Corp.
168,779,076 Shares of Common Stock
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This prospectus supplement supplements the prospectus dated March 21, 2018 (as supplemented to date, the Prospectus), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-215288). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2018 (the Current Report). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate solely to 168,779,076 shares of Vistra Energy Corp. common stock, par value $.01 per share, which we refer to as our common stock or the Vistra Energy common stock, which may be offered for resale from time to time by the stockholders named under the heading “Principal and Selling Stockholders” in the Prospectus, whom we refer to as the selling stockholders. The shares of our common stock offered under the Prospectus, as supplemented by this prospectus supplement, may be resold by the selling stockholders at fixed prices, prevailing market prices at the times of sale, prices related to such prevailing market prices, varying prices determined at the times of sale or negotiated prices and, accordingly, we cannot determine the price or prices at which shares of our common stock may be resold. The shares of our common stock offered by the Prospectus and this prospectus supplement may be resold by the selling stockholders directly to investors or to or through underwriters, dealers or other agents, as described in more detail in the Prospectus. For more information, see the section entitled “Plan of Distribution” in the Prospectus. We do not know if, when or in what amounts a selling stockholder may offer shares of our common stock for resale. The selling stockholders may resell all, some or none of the shares of our common stock offered by the Prospectus, as supplemented by this prospectus supplement, in one or multiple transactions.
This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “VST.” On May 14, 2018, the closing sales price of our common stock as reported on the NYSE was $23.10 per share.
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Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the information referred to under the heading “Risk Factors” beginning on page 21 of the Prospectus.
Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus supplement is May 15, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2018

VISTRA ENERGY CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-38086	36-4833255
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6555 Sierra Drive Irving, TX		75039
(Address of principal executive offices)		(Zip Code)

(214) 812-4600
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.l4a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240. 14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Reference is made to the disclosures set forth under Item 5.02 of this current report on Form 8-K, which disclosure is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 24, 2018, Jennifer Box advised Vistra Energy Corp. (the “Company”) that she would resign from her positions as a member of the Board of Directors (the “Board”) of the Company and a member of the Compensation Committee of the Board, effective immediately. Ms. Box’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Ms. Box served on the Board as a director designee of Oaktree Capital Management, L.P. (“Oaktree”) pursuant to that certain stockholders’ agreement (the “Stockholders’ Agreement”), dated as of October 3, 2016, by and among TCEH Corp. (as predecessor to the Company), Oaktree and the other stockholders party thereto (collectively, the “Oaktree Stockholder”). In connection with Ms. Box’s resignation, the Oaktree Stockholder and the Company have agreed to terminate the Stockholders’ Agreement (the “Termination Agreement”) such that the Oaktree Stockholder will no longer be afforded any of the rights and remedies provided in the Stockholders’ Agreement, including, without limitation, any and all rights that the Oaktree Stockholder had under the Stockholders’ Agreement to nominate or designate a director to the Board. Although the Stockholders’ Agreement has been terminated, the Company and Oaktree have agreed that Oaktree will designate an unaffiliated replacement for Ms. Box’s vacant board seat to serve out the remainder of her term ending in May 2019.

The foregoing is qualified in its entirety by reference to the Termination Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The above description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits.

The following exhibit is filed in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit No.	Description
10.1	Termination of Stockholders’ Agreement, dated April 24, 2018, by and among the Company and the Oaktree Stockholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Vistra Energy Corp.

Dated: April 27, 2018	/s/ Cecily Small Gooch
	Name:	Cecily Small Gooch
	Title:	Senior Vice President, Associate General Counsel, Chief Compliance Officer and Corporate Secretary